UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.4)*

EDUCATE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28138P 10 0

(CUSIP Number)

R. Christopher Hoehn-Saric

c/o Fund Management Services, LLC

6225 Smith Avenue

Suite 210

Baltimore, Maryland  21209

(443) 703-1700

Copy to:

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, Illinois  60661

(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

Explanatory Notes: This Final Amendment (this “Amendment”) to Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2006, as amended by Amendment No. 1 thereto filed on October 9, 2006, Amendment No. 2 thereto filed on February 1, 2007 and Amendment No. 3 thereto filed March 14, 2007 (as so amended, the “Schedule 13D”), filed on behalf of R. Christopher Hoehn-Saric, Peter J. Cohen, Christopher Paucek, Jeffrey Cohen, Kevin Shaffer, Steven M. Taslitz, Eric D. Becker, Merrick M. Elfman, Edge Acquisition, LLC (“Parent”), Edge Acquisition Corporation (“Merger Sub”), Sterling Capital Partners, L.P., SC Partners, L.P., Sterling Capital Partners, LLC, Sterling Capital Partners GmbH & Co. KG, Sterling Capital Partners II, L.P., SC Partners II, L.P., Sterling Capital Partners II, LLC, Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P., CGI CPE LLC, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., CGI Private Equity LP, LLC, Citigroup Private Equity LP, Citigroup Alternative Investments LLC, Citigroup Investments Inc., Citicorp Banking Corporation and Citigroup Inc.

This Amendment is made by the above-referenced parties, Sterling Capital Partners III, L.P., SC Partners III, L.P. and Sterling Capital Partners III, LLC (collectively, the “Reporting Persons”).

This Amendment relates to the common stock, par value $0.01 per share (the “Educate Common Stock”) of Educate, Inc. (the “Issuer”).  The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended to include the following:

Sterling Capital Partners III, L.P. is a Delaware limited partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity securities. SC Partners III, L.P., a Delaware limited partnership, is the sole general partner of Sterling Capital Partners III, L.P. Sterling Capital Partners III, LLC, a Delaware limited liability company, is the sole general partner of SC Partners III, L.P. The principal address of each of the aforementioned entities is c/o Fund Management Services, LLC, 1033 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to include the following:

On June 14, 2006, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent. As a result, the Issuer no longer has securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and each Reporting Person may no longer be deemed to constitute a “group” with each other Reporting Person.

In connection with the post-merger restructuring of the Issuer, each of (a) Sterling Capital Partners, L.P., Sterling Capital Partners II, L.P., Sterling Capital Partners III, L.P., Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P., Porter Capital II, LLC and funds affiliated with Bregal Private Capital, L.P., Adela Investments, Inc., Rose Nominees Limited a/c 21425, John Hancock Life Insurance Company, Randy O. Rissman and JPMorgan Chase & Co. (each, a “Subscribing Party”) entered into subscription agreements with each of Parent and Restructure Holdings, LLC (“Restructure Holdings”) pursuant to which the Subscribing Parties subscribed for units in Parent and Restructure Holdings, (b) Restructure Holdings entered into a subscription agreement with Parent pursuant to which Restructure Holdings subscribed for units in Parent (the subscription agreements described in Items (a) and (b) are collectively referred to herein as the “Subscription Agreements”), and (c) Messrs. Hoehn-Saric, Taslitz, Becker and Elfman, and certain persons and trusts affiliated with them, entered into contribution agreements with each of Parent and Restructure Holdings pursuant to which such individuals and trusts contributed certain shares of the Issuer to Parent and Restructure Holdings (the “Contribution Agreements”).  This summary of the Subscription Agreements and the Contribution Agreements does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreements and Contribution Agreements, which are referenced herein as Exhibits 7.02 through 7.05 and incorporated by reference in their entirety into this Item 4.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership chart included as part of Item 5 of Schedule 13D is hereby amended as follows:

	Aggregate Number Beneficially Owned	Percentage of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Sterling Capital Partners III, L.P.	0	0	0	0	0	0
SC Partners III, L.P.	0	0	0	0	0	0
Sterling Capital Partners III, LLC	0	0	0	0	0	0

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order at the end of that section:

Exhibit 7.01                                    Press Release, dated June 14, 2007 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 14, 2007)

Exhibit 7.02                                    Form of Edge Acquisition, LLC Contribution Agreement

Exhibit 7.03                                    Form of Restructure Holdings, LLC Contribution Agreement

Exhibit 7.04                                    Form of Edge Acquisition, LLC Subscription Agreement

Exhibit 7.05                                    Form of Restructure Holdings, LLC Subscription Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

*
R. Christopher Hoehn-Saric

*
Peter J. Cohen

*
Steven M. Taslitz

*
Eric D. Becker

*
Merrick M. Elfman
*
Kevin E. Shaffer

*
Jeffrey H. Cohen

*  Tom D. Wippman, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

/s/ Tom D. Wippman
Tom D. Wippman

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Sterling Capital Partners, L.P.
By:	SC Partners, L.P., its general partner
By:	Sterling Capital Partners, LLC, its general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

SC Partners, L.P.
By:	Sterling Capital Partners, LLC, its
general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Sterling Capital Partners, LLC

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Sterling Capital Partners II, L.P.
By:	SC Partners II, L.P., its general partner
By:	Sterling Capital Partners II, LLC, its general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

SC Partners II, L.P.
By:	Sterling Capital Partners II, LLC, its
general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Sterling Capital Partners II, LLC

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Sterling Capital Partners III, L.P.
By:	SC Partners III, L.P., its general partner

By:	Sterling Capital Partners III, LLC, its general partner

By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

SC Partners III, L.P.
By:	Sterling Capital Partners III, LLC, its general partner

By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Sterling Capital Partners III, LLC

By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Sterling Capital Partners GmbH & Co. KG
By:	SC Partners, L.P., its managing limited partner
By:	Sterling Capital Partners, LLC, its general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Edge Acquisition Corporation

By:	/s/ Lee McGee
Name:	Lee McGee
Title:	Vice President and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Edge Acquisition, LLC

By:	/s/ Lee McGee
Name:	Lee McGee
Title:	Vice President and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Citigroup Capital Partners II Employee Master Fund, L.P.
By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Citigroup Capital Partners II Onshore, L.P.
By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Citigroup Capital Partners II Cayman Holdings, L.P
By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Citigroup Private Equity LP
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Citigroup Alternative Investments LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Citigroup Investments Inc.

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Citigroup Inc.

By:	/s/ Riqueza Feaster
Name:	Riqueza Feaster
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Citigroup Capital Partners II 2007 Citigroup Investment, L.P.
By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

CGI Private Equity LP, LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007

Citicorp Banking Corporation

By:	/s/ William H. Wolf
Name:	William H. Wolf
Title:	Senior Vice President